Exhibit 99.6

VIRGINIA ELECTRIC AND POWER COMPANY

CONDENSED CONSOLIDATED EARNINGS STATEMENTS
(Unaudited)

	Three Months Ended	Nine Months Ended
	March 31, 2003	December 31, 2002
	(millions)

Operating Revenue	$1,511	$3,820

Operating Expenses	959	2,672

Income from operations	552	1,148

Other income	14	25

Interest and related charges	74	218

Income before income taxes	492	955

Income taxes	186	336

Income before cumulative effect of changes in accounting principle	306	619

Cumulative effect of changes in accounting principle (net of income taxes of $51)	84	--

Net income	390	619

Preferred dividends	3	12

Balance available for common stock	$ 387	$ 607

The condensed consolidated earnings statement for the three months ended March 31, 2003 reflects the adoption of two new accounting standards, effective January 1, 2003. These standards are Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations, and Emerging Issues Task Force Issue No. 02-03, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities. The condensed consolidated earnings statement for the nine months ended December 31, 2003, which was prepared under different accounting policies regarding the accounting matters covered by the aforementioned new standards, may not combined with the condensed consolidated earnings statement for the three months ended March 31, 2003, under generally accepted accounting principles.